

June 11, 2010

Jeremy B. Ford
Chief Executive Officer
Hilltop Holdings Inc.
200 Crescent Court, Suite 1330
Dallas, Texas 75201

> **Re:** **Hilltop Holdings Inc.**
> **Schedule 14A**
> **Filed April 30, 2010**
> **File No. 001-31987**

Dear Mr. Ford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

2. Please provide us draft disclosure for your 2011 proxy statement that briefly describes the leadership structure of your board, such as whether the same person serves as both principal executive officer and chairman of the board. If one person serves as both principal executive officer and chairman of the board, disclose whether you have a lead independent director and what specific role the lead independent director plays in the leadership of the board. This disclosure should indicate why you have determined that your leadership structure is appropriate given your specific characteristics or circumstances. In addition, disclose the extent of your board's role in your risk oversight,

such as how the board administers its oversight function, and the effect that this has on the board's leadership structure. See Item 407(h) of Regulation S-K.

2009 Annual Incentive Awards, page 21

3. You disclose that the respective 2009 Annual Incentive Awards for Messrs. Parmenter and Prestidge were purely at the discretion of your Compensation Committee. You also disclose that Mr. Vanek's 2009 Annual Incentive Award was based on a goal that was not met, but your Compensation Committee awarded a discretionary bonus for Mr. Vanek in 2009. Please also confirm that in your 2011 proxy statement you will discuss your Compensation Committee's evaluation of each named executive officer and for each named executive officer the reasoning why your Compensation Committee decided to award or not award the respective bonus, including any factors considered. If a goal is established and either not met and/or your Compensation Committee exercises its discretion in increasing or decreasing the bonus, please confirm that you will discuss why your Compensation Committee exercised its discretion in increasing or decreasing the bonus.

Summary Compensation Table, page 35

4. You disclose in Footnote (b) that the amount indicated in the Option Awards column represents the 2007 FAS 123(R) expense recognized for stock options granted in fiscal 2007. Please confirm that in your 2011 proxy statement you will disclose the aggregate grant date fair value of any option awards computed in accordance with FASB ASC Topic 718. See Item 402(c)(2)(vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director